THE GABELLI EQUITY TRUST INC.
EXHIBIT TO ITEM 77I


The Gabelli Equity Trust Inc. (the "Trust"), organized as a Maryland Corporation, distributed one transferable right for each of the 143,681,301 shares of common stock outstanding to shareholders of record on September 21, 2005. Seven rights were required to purchase one additional share of common stock at the subscription price of $7.00 per share. Shareholders who exercised their full primary subscription rights were eligible for an over-subscription privilege entitling them to subscribe, subject to certain limitations and pro-rata allotment, for any additional shares not purchased pursuant to the primary subscription plus additional amounts as authorized by the Board of Directors in accordance with the Registration Statement. The subscription period expired on October 26, 2005. The Trust received subscriptions from shareholders in excess of the number of shares available to be issued pursuant to the primary subscription. The Trust issued 20,525,901 shares of common stock (which was the number of shares available to be issued pursuant to the primary subscription) and retained proceeds of $143,681,307 prior to the deduction of expenses of approximately $600,000. The net asset value per share of the Trust's common shareholders was reduced by approximately $0.1501 per share as a result of the issuance of the shares attributable to the rights offering below net asset value.